SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED
                  PURSUANT TO RULE 13d-2(a) (Amendment No. __)*

                               eB2B Commerce, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    26824R109
                                 (CUSIP Number)

                                Alan J. Andreini
                               eB2B Commerce, Inc.
                               29 West 38th Street
                            New York, New York 10018
                                 (212) 868-0920
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 5, 2000
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP No.  26824R109               13D                 Page 2 of 5 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Alan J. Andreini
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  [ ]
                                                            (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                                Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER        1,500,000
SHARES      --------------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY    --------------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER        1,500,000
REPORTING   --------------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 stock options representing 1,500,000 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   10.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

                              IN
--------------------------------------------------------------------------------
     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.                              Page 3 of 5 Pages

     This statement relates to the common stock, par value $.0001 per share ("Common Stock"), of eB2B Commerce, Inc., a New Jersey corporation (the "Company"). The address of the principal executive offices of the Company is 29 West 38th Street, New York, New York 10018.

Item 2.   Identity and Background.

     This statement is being filed by Alan J. Andreini, a United States citizen, whose business address is eB2B Commerce, Inc., 29 West 38th Street, New York, New York 10018. Mr. Andreini is Executive Chairman and Chairman of the Board of the Company. The Company is a developer, owner and operator of Internet-based, business-to-business e-commerce solutions that improve the processing of transactions between buyers and suppliers in specific vertical industries.

     During the past five years, Mr. Andreini has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     All of the securities of the Company owned by Mr. Andreini are stock options issued to him in connection with his employment. No funds were paid by Mr. Andreini for these options.

Item 4.   Purpose of Transaction.

     Mr. Andreini was elected as Chairman of the Board of the Company effective as of July 5, 2000.

     Other than as set forth above, Mr. Andreini has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Andreini may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.   Interest in Securities of the Issuer.

     (a) Alan J. Andreini is the owner of 1,500,000 stock options (the "Options"). Each Option is currently exercisable to purchase one share of Common Stock at $3.25 per share. Therefore, Mr. Andreini is the beneficial owner of 1,500,000 shares of Common Stock, representing approximately 10.7% of the issued and outstanding shares of Common Stock of the Company.

                                                          Page 4 of 5 Pages

     (b) Mr. Andreini has sole power to vote and the sole power to dispose all of the shares of Common Stock underlying the Options.

     (c) The Options were issued to Mr. Andreini on July 5, 2000.

     (d) and (e): Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         None.

Item 7.   Material to be Filed as Exhibits.

         None.

                                                       Page 5 of 5 Pages
                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                        /s/ Alan J. Andreini
Dated: July 14, 2000                              ------------------------------
       New York, New York                             Alan J. Andreini